

January 7, 2015

Via Facsimile
Mr. Donald Nicholson
CEO, Chief Financial Officer, Principal Executive Officer and Director
Enhance Skin Products Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501

> **RE: Enhance Skin Products Inc.**
> **Form 10-K for the Year Ended April 30, 2014**
> **Filed July 14, 2014**
> **Form 10-Q for the Quarter Ended October 31, 2014**
> **Filed December 10, 2014**
> **File No. 0-52755**

Dear Mr. Nicholson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended April 30, 2014

Item 9A. Controls and Procedures, page 23

1.   We note that you failed to file management's report on internal control over financial reporting which has rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act reporting. Since you filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting. If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management's report on internal control over financial reporting in accordance with Item 308 of Regulation S-K. Please

ensure that your amended filing also includes currently dated management certifications that refer to the Form 10-K/A.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Form 10-Q for the Quarter Ended October 31, 2014

Exhibit 31.1

2. We note that you have made certain modifications to paragraphs 4(b) and 4(d) of your management certifications. Please revise your certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K in an amendment to the Form 10-Q. Please ensure that the certifications are currently dated and refer to the Form 10-Q/A.

Exhibit 32.1

3. You disclose that the quarterly report on Form 10-Q for the quarter ended October 31, 2013 fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934 and the information contained in the report fairly presents your financial condition and results of operations; however, this Form 10-Q is for the quarter ended October 31, 2014. Please file an amendment to your Form 10-Q to refer to the appropriate period. In doing so, please refile the Form 10-Q in its entirety, along with updated certifications that are currently dated and refer to the Form 10-Q/A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Mindy Hooker, Staff Accountant, at (202) 551-3732 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief